Exhibit 99.1

CONSENT OF KROLL, LLC

We hereby consent to the references to our name, valuation methodologies, assumptions and value conclusions of our report, dated August 3, 2024, prepared by us with respect to the valuation of the portfolio of 24 wholly owned operational self storage properties, one wholly owned development property, and five investments in joint ventures owned by Strategic Storage Trust VI, Inc. (the “Company”), referred to in this Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 of the Company and related prospectus, each as amended and supplemented.

In giving such consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

April 15, 2025	/s/ Kroll, LLC
Kroll, LLC